FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date: 13th May, 2005

_______________________________ Chairman - Chief Executive Officer

PRESS RELEASE

As part of the NBG Group’s ongoing effort to improve its portfolio structure and effectively respond to changes in the domestic and international markets, the Boards of Directors of National Bank of Greece S.A. and National Investment Company S.A. today decided to merge the two companies through absorption of the latter by the Bank, pursuant to the provisions of Companies’ Act 2190/20, art. 69 et seq., Law 2166/93, art. 1-5, and Law 2515/1997, art. 16.

The Transformation Balance Sheets date has been designated as 31.5.2005. Emporiki Bank has been appointed to valuate the merging companies and render an opinion as to the fairness and reasonableness of their share exchange ratio and to evaluate merger prospects pursuant to the provisions of the Capital Market Commission’s decision no 2/258/5.12.02, art. 5, par. 5(b).

Two independent auditors shall be appointed, pursuant to the law, to determine the book value of the two companies’ assets, to review the draft merger agreement and to render an opinion as to the fairness and reasonableness of the share exchange ratio.

The merger will take place subject to all corporate resolutions (such as a Draft Merger Agreement, Shareholders’ General Meetings resolutions on a qualified majority and quorum basis, and bondholders’ approvals etc.), due observance of legal procedures and the authorities’ approvals. On completion, the merger should generate a more efficient management of the overall equities portfolio, including as regards risk management and investment strategy, and reduce operating costs.

Athens, 13 May 2005